SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
(Amendment No. 2)
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of August 2009
FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)
Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☑ Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES
Exhibit 10.1
Exhibit 10.2

Explanatory Note
This Current Report on Form 6-K/A (“Amendment”) amends the Current Report on Form 6-K filed by Fresenius Medical Care AG & Co. KGaA (the “Company”) on August 5, 2009, pursuant to which the Company filed copies of Exhibits 10.1 and 10.2 (the “Exhibits”). The Company is filing this Amendment solely to re-file the Exhibits to provide certain previously omitted portions for which the Company has determined that confidential treatment is not required. Other than the re-filing of the Exhibits, no part of the Current Report on Form 6-K filed on August 5, 2009 is being amended, and the filing of this Amendment should not be understood to mean that any other statements contained therein are true or complete as of any date subsequent to August 5, 2009.
Exhibits
Exhibit No.
10.1	Amended and Restated Receivables Purchase Agreement dated October 16, 2008 between National Medical Care, Inc. and NMC Funding Corporation (filed herewith).(1)

10.2	Fourth Amended and Restated Transfer and Administration Agreement dated as of October 16, 2008 among NMC Funding Corporation, National Medical Care, Inc. Paradigm Funding LLC, Giro Balanced Funding Corporation, Liberty Street Funding LLC, and the Bank Investors listed therein, and Bayerische Landesbank, New York Branch, and The Bank of Nova Scotia, as administrative agents, and WestLB AG, New York Branch, as administrative agent and agent (filed herewith).(1)

(1)	Portions of these exhibits have been redacted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such redacted portions have been marked with an asterisk.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
     DATE: December 16, 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA, a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and member of the Management Board of the General Partner